June 1, 2020
BY EDGAR
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: Madison Funds (SEC File Nos. 333-29511; 811-08261) (the “Registrant”)

Ladies and Gentlemen:

Filed herewith via EDGAR, please find a Form N-14 Registration Statement for the Registrant relating to the reorganization of the Large Cap Value Fund (the “Acquired Fund”) with and into the Dividend Income Fund (the “Acquiring Fund”), each a series of the Registrant. The Registration Statement serves as a proxy statement for the Acquired Fund and a prospectus for the Acquiring Fund.
Please direct any comments you may have regarding this filing to the undersigned at 608-284-2226, or pkrill@gklaw.com.
Very truly yours,

/s/ Pamela M. Krill
Pamela M. Krill

Cc: Working Group